Mail Stop 4-06

April 1, 2005

Thomas McNeill
Vice President, Chief Financial Officer
   and Secretary
Global Payment Technologies, Inc.
425B Oser Avenue
Hauppauge, New York 11788

RE:		Global Payment Technologies, Inc. (file no. 033-86352)
		Form 10-K: For the Year Ended September 30, 2004
		Form 10-Q: For the Quarterly Period Ended December 31,
2004

Dear Mr. McNeill,

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 8-K filed February 2, 2005

1. We note that you present EBITDA because it is a "widely accepted financial indicator and is used by investors and analysts to measure performance." Supplementally, explain to us how you considered the following related to your presentation of this non-GAAP information:
* Question 15 of the Frequently Asked Questions Regarding the Use of
Non-GAAP Financial Measures (FAQ) indicates that EBITDA should be reconciled to net income or loss as presented in the statement of operations in accordance with GAAP; and
* Question 15 also indicates that EBITDA excludes recurring charges and you should consider Question 8 of the FAQ if you present it as a performance measure. Question 8 explains that the following disclosures may be necessary to ensure that the presentation is not misleading:
* The manner in which management uses EBITDA to conduct or evaluate its business;
* The economic substance behind management`s decision to use such a measure;
* The material limitations associated with use of EBITDA as compared to the use of the most directly comparable GAAP financial measure;
* The manner in which management compensates for these limitations when using EBITDA; and
* The substantive reasons why management believes EBITDA provides useful information to investors.

Form 10-K for the Fiscal Year Ended September 30, 2004
Note 2. Summary of Significant Accounting and Reporting Policies
(b) Revenue Recognition, page F-8

2. We note that you restated your financial statements in fiscal
2002
to report capitalized software costs in accordance with SFAS 86. Supplementally, explain the impact, if any, of this restatement on your determination of whether SOP 97-2 applies to your revenue arrangements. Update your conclusion for developments in your business, marketing and products that have occurred since your restatement. Refer to paragraph 2 and footnote 2 of the SOP in your response.


Global Payment Technology Pty Limited Financial Statements
Statements of Income, page F-27

3. We note that Global Payment Technology Pty Limited does not separately report costs of revenue related to purchases from Global
Payment Technologies, Inc. within their statements of income. Supplementally, explain to us how you considered Rule 4-08(k) of Regulation S-X that requires that such amounts be separately reported.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.


You may contact Brent Watson, Staff Accountant, at (202) 824-5494, Mark Kronforst, Senior Staff Accountant, at (202) 824-5341 or me at
(202) 942-1800 if you have any questions regarding these comments.


							Very truly yours,


							Craig Wilson
							Senior Assistant Chief
Accountant
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Global Payment Technologies, Inc.
April 1, 2005
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